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                              March 25, 2024

       Lau Chi Fung
       Chief Executive Officer
       CTRL Group Limited
       Unit F, 12/F, Kaiser Estate Phase 1,
       41 Man Yue Street
       Hunghom, Kowloon, Hong Kong

                                                        Re: CTRL Group Limited
                                                            Registration
Statement on Form F-1
                                                            Filed March 15,
2024
                                                            File No. 333-277979

       Dear Lau Chi Fung:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed March 15, 2024

       Capitalization, page 42

   1. Please clarify for us why here you are providing proforma information to adjust for a Forward Stock-Split
at a ratio of 1 for 1,300, while under the Dilution you refer to a
                                                        Reverse Stock-Split.
   2. Please clarify for us why you have removed the reference to present pro forma
                                                        EPS reflecting dilution
equivalent to the number of shares whose proceeds will be used to pay the HK$ 8,000,000
of dividends declared on May 2, 2023.
 Lau Chi Fung
FirstName  LastNameLau Chi Fung
CTRL Group    Limited
Comapany
March      NameCTRL Group Limited
       25, 2024
March2 25, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Eric Mendelson, Esq.